Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Under our weighted voting rights structure, our share capital comprises Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share entitles the holder to exercise one vote, and each Class B ordinary share entitles the holder to exercise 20 votes, respectively, on any resolution tabled at our general meetings, except as may otherwise be required by law or provided for in our Memorandum and Articles of Association. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a weighted voting rights structure. Our American depositary shares, each representing two of our Class A ordinary shares, are listed on the Nasdaq Global Select Market in the United States under the symbol JD.

This announcement is for information purpose only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities nor is it calculated to invite any such offer or invitation. In particular, this announcement does not constitute and is not an offer to sell or an invitation or a solicitation of any offer to buy or subscribe for any securities in Hong Kong, the United States of America or elsewhere.

JD.com, Inc. has not intended and does not intend to register any securities referred to in this announcement under the United States Securities Act of 1933, as amended (the “US Securities Act”) and such securities may not be offered or sold in the United States of America absent registration under the US Securities Act or an applicable exemption from the registration requirements under the US Securities Act or any applicable state securities laws of the United States of America. Any public offering of securities in the United States of America will be made by means of a prospectus or offering memorandum that may be obtained from the issuer or selling security holder and that would contain detailed information regarding the issuer and its management, as well as financial statements. JD.com, Inc. does not intend to register any part of the offering in the United States of America or to conduct a public offering of securities in the United States of America.

JD.com, Inc.

京東集團股份有限公司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 9618)

PROPOSED SPIN-OFF AND SEPARATE LISTING OF

JD HEALTH INTERNATIONAL INC.

ON THE MAIN BOARD OF

THE STOCK EXCHANGE OF HONG KONG LIMITED

GLOBAL OFFERING AND FINAL OFFER PRICE

APPLICATION AND ALLOCATION OF THE GLOBAL OFFERING

Please refer to the announcement published by JD Health on its website at https://ir.jdhealth.com and the website of the Hong Kong Stock Exchange at www.hkexnews.hk on December 7, 2020 for information in respect of, among other things, the application and allocation of the Global Offering.

THE FINAL OFFER PRICE

The final offer price for JD Health Shares in the Global Offering is HK$70.58 per JD Health Share (exclusive of brokerage of 1.0%, SFC transaction levy of 0.0027% and Hong Kong Stock Exchange trading fee of 0.005%).

The Proposed Spin-off is subject to, among other things, the obtaining of an approval from the Listing Committee of the Hong Kong Stock Exchange for listing of, and permission to deal in, the JD Health Shares, and the final decisions of the Board and of the board of directors of JD Health. Shareholders and potential investors of the Company should be aware that there is no assurance that the Proposed Spin-off and the Global Offering will take place or as to when it may take place. Shareholders and potential investors of the Company should therefore exercise caution when dealing in or investing in the securities of the Company.

INTRODUCTION

Reference is made to the announcements of the Company dated September 27, 2020, November 15, 2020 and November 26, 2020 (the “Announcements”) in relation to the Proposed Spin-off. Unless otherwise defined, capitalised terms used in this announcement shall have the same meanings as those defined in the Announcements.

APPLICATION AND ALLOCATION OF THE GLOBAL OFFERING

Please refer to the announcement published by JD Health on its website at https://ir.jdhealth.com and the website of the Hong Kong Stock Exchange at www.hkexnews.hk on December 7, 2020 for information in respect of, among other things, the application and allocation of the Global Offering.

THE FINAL OFFER PRICE

The final offer price for the JD Health Shares in the Global Offering is HK$70.58 per JD Health Shares (exclusive of brokerage of 1.0%, SFC transaction levy of 0.0027% and Hong Kong Stock Exchange trading fee of 0.005%).

INTERNATIONAL UNDERWRITING AGREEMENT

On December 1, 2020, the International Underwriting Agreement was entered into by, among others, JD Health and the International Underwriters.

Under the International Underwriting Agreement, the International Underwriters have agreed, subject to certain conditions set out therein, to subscribe for or purchase, or procure subscribers or purchasers to subscribe for or purchase, JD Health Shares being offered pursuant to the International Offering at the final offer price of HK$70.58 per JD Health Shares (exclusive of brokerage of 1.0%, SFC transaction levy of 0.0027% and Hong Kong Stock Exchange trading fee of 0.005%).

In addition, under the International Underwriting Agreement, JD Health has granted to the International Underwriters the Over-allotment Option pursuant to which JD Health may be required to allot and issue up to 57,285,000 additional JD Health Shares, representing approximately 15% of the JD Health Shares initially available under the Global Offering, at the final offer price to cover over-allocations in the International Offering, if any.

LISTING DATE

Assuming completion of the Global Offering occurs in accordance with the current timetable, (i) JD Health is expected to be listed on the Main Board of the Hong Kong Stock Exchange on December 8, 2020 and (ii) JD Health Shares are expected to commence dealing on the Main Board of the Hong Kong Stock Exchange at 9:00 a.m. on December 8, 2020. The JD Health Shares will be traded in board lots of 50 JD Health Shares each and the stock code is 6618.

GENERAL

The Global Offering is subject to, among other things, (i) the Listing Committee of the Hong Kong Stock Exchange granting approval for the listing of, and permission to deal in, the JD Health Shares; and (ii) the obligations of the Underwriters under the Hong Kong Underwriting Agreement and the International Underwriting Agreement becoming unconditional and not having been terminated in accordance with the terms of the respective agreements.

The Proposed Spin-off is subject to, among other things, the obtaining of an approval from the Listing Committee of the Hong Kong Stock Exchange for listing of, and permission to deal in, the JD Health Shares, and the final decisions of the Board and of the board of directors of JD Health. Shareholders and potential investors of the Company should be aware that there is no assurance that the Proposed Spin-off and the Global Offering will take place or as to when it may take place. Shareholders and potential investors of the Company should therefore exercise caution when dealing in or investing in the securities of the Company.

Further announcement(s) will be made by the Company in relation to the Proposed Spin-off and the Global Offering as and when appropriate.

By Order of the Board of Directors
JD.com, Inc.
Mr. Richard Qiangdong Liu
Chairman of the Board of Directors
and Chief Executive Officer

Hong Kong, December 7, 2020

As at the date of this announcement, our board of directors comprises Mr. Richard Qiangdong LIU as the chairman, Mr. Martin Chi Ping LAU as the director, Mr. Ming HUANG, Mr. Louis T. HSIEH, and Mr. Dingbo XU as the independent directors.

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